SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Eric R. Garen

140 N. Bristol Avenue

Los Angeles, CA 90049

310.413.4767

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ..  ☐

CUSIP No. 522015106	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Eric R. Garen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,145,106
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,145,106
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,105 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Nancy Garen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,145,106
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,145,106
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,105 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Kenneth J. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,999
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 154,999
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,999 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Garen Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 218,808
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 218,808
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 522015106	SCHEDULE 13D	Page 6 of 8 Pages

This Amendment No. 8 relates to the Schedule 13D filed with the Securities and Exchange Commission on January 31, 2002 as amended by Amendment No. 2 to Schedule 13D filed on March 25, 2004, Amendment No. 3 to Schedule 13D filed on May 21, 2004, Amendment No. 4 to Schedule 13D filed on March 9, 2006, Amendment No. 5 to Schedule 13D filed on April 17, 2006, Amendment No. 6 to Schedule 13D filed on October 26, 2006, and Amendment No. 7 to Schedule 13D filed on June 26, 2014 (as amended, the “Statement”.), relating to the common stock (the “Common Stock”) of Learning Tree International, Inc. a Delaware corporation (the “Issuer’’). The address of the Issuer’s principal executive office is 1831 Michael Farraday Drive, Reston, Virginia 20190.

Items 4 and 5 of the Statement are hereby amended and supplemented as follows:

Item 4.	Purpose of Transaction

On December 21, 2014, Mr. Garen submitted his resignation from the Board of Directors of the Issuer, effective December 31, 2014. With his resignation from the Board, Mr. Garen will also cease serving as Vice Chairman effective December 31, 2014.

CUSIP No. 522015106	SCHEDULE 13D	Page 7 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

(a) According to the Issuer Report on Form 10-K filed December 18, 2014, the Issuer had an aggregate of 13,222,539 shares of Common Stock outstanding as of December 1, 2014.

The aggregate number of shares of Common Stock beneficially owned by Eric and Nancy Garen is 3,300,105 shares constituting 24.95% of the outstanding shares of Common Stock, of which (1) 2,926,298 shares are owned by the Garen Family Trust, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power; (2) 218,808 shares are owned by the Garen Family Foundation, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power and each disclaims beneficial ownership; and (3) an aggregate of 154,999 shares of Common Stock are owned by the Garen Dynasty Trust and as to which the Garens lack voting and dispositive power and disclaim beneficial ownership.

The shares of Common Stock listed for Mr. Anderson include 154,999 shares held by the Garen Dynasty Trust, constituting 1.2% of the outstanding shares of Common Stock of the Issuer. Mr. Anderson has sole voting and dispositive power over and disclaims beneficial ownership of such shares.

Beneficial ownership of the Reporting Persons is summarized below:

Capacity	Eric Garen	Nancy Garen	Kenneth J. Anderson
As trustee of the Garen Family Trust	2,926,298	2,926,298	0
As trustee of the Garen Family Foundation	218,808	218,808	0
As trustee of the Garen Dynasty Trust	0	0	154,999
Total	3,145,106	3,145,106	154,999

(b) The voting and dispositive power of the Garens and Mr. Anderson is summarized below:

	Eric Garen	Nancy Garen	Kenneth J. Anderson
Sole Voting and Dispositive Power	3,145,106	3,145,106	154,999
Shared Voting and Dispositive Power	0	0	0

(c) The Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock described in this Item 5.

CUSIP No. 522015106	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2014

/s/ Eric R. Garen
Eric R. Garen

/s/ Nancy Garen
Nancy Garen

/s/ Kenneth J. Anderson
Kenneth J. Anderson

Garen Family Foundation

/s/ Eric R. Garen
Eric R. Garen, Trustee